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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68766

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XTELLUS CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MADISON AVENUE, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Zak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XTELLUS CAPITAL PARTNERS, INC., as of DECEMBER, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIYA Y AFONINA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AF6261157
Qualified in New York County
My Commission Expires 11-14-2022

Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XTELLUS CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

With Report of Independent Registered Public Accounting Firm

XTELLUS CAPITAL PARTNERS, INC.
DECEMBER 31, 2019

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Xtellus Capital Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Xtellus Capital Partners, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Xtellus Capital Partners, Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, Xtellus Capital Partners, Inc. has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases.*

Basis for Opinion

This financial statement is the responsibility of Xtellus Capital Partners, Inc.'s management. Our responsibility is to express an opinion on Xtellus Capital Partners, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Xtellus Capital Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Xtellus Capital Partners, Inc.'s auditor since 2011.
New York, New York
February 27, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

XTELLUS CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 10,546,260
Due from clearing broker	465,035
Accounts receivable	512,673
Fail to deliver	2,275,416
Prepaid expenses	128,592
Leasehold improvement and equipment, less accumulated depreciation of $88,202	244,522
Right of use asset	461,731
Rent deposit	116,663
Deferred tax asset	80,211
Other assets	35,224
TOTAL ASSETS	$ 14,866,327

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 139,621
Accrued expenses	3,543,456
Operating lease liability	539,506
Deferred revenue	4,323,833
Current tax liabilities	265,432
Fail to receive	2,275,416
TOTAL LIABILITIES	11,087,264
Commitments and Contingencies (Note 4)	
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding	4,400
Additional paid-in capital	1,389,489
Retained earnings	2,385,174
TOTAL STOCKHOLDERS' EQUITY	3,779,063
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,866,327

See accompanying notes to financial statements

XTELLUS CAPITAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1. **ORGANIZATION AND NATURE OF OPERATIONS**

Xtellus Capital Partners, Inc. (the "Company"), was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On December 10, 2013, the Company also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and was approved as a member of the National Futures Association.

The Company is registered as a FINRA member Broker-Dealer approved to effect certain securities transactions. The Company's primary business involves distribution of third-party research with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). In addition, the Company executes securities transactions in both U.S. and European securities to an institutional investor client base. The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully-disclosed basis with a registered clearing firm for the purpose of purchasing and selling U.S. equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 606 ("ASC 606"). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

	Balance as of 12/31/2018	Additions for the year 12/31/2019	Revenue recognized for the year 12/31/2019	Balance as of 12/31/2019
Deferred Revenue:	4,742,500	6,984,749	7,403,416	4,323,833
Accounts Receivable:	205,471	10,438,995	10,131,793	512,673

Depreciation

Depreciation of leasehold improvements and furniture and computer equipment is provided using the straight-line method over management's estimate of useful economic life. The following table explains the balances of leasehold improvements and equipment as of December 31, 2019:

	Cost	Accumulated Depreciation	Leasehold Improvements and Equipment
Leasehold Improvements	$ 313,121	$ 84,012	$ 229,109
Furniture & Equipment	19,603	4,190	15,413
Total	$ 332,724	$ 88,202	$ 244,522

Income taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Bonus awards
Certain employees of the Company are awarded bonuses for performance which will be payable in cash and deferred over a three-year period. The Company records a liability for the awards as the terms of the award are met, providing that the respective employees continue their employment.

Subsequent events
The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

NOTE 3. LEASE ACCOUNTING

Effective January 1, 2019 the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency requiring the recognition of right to use assets and lease liabilities and represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous U.S. GAAP requirements.

On January 1, 2019 the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally any leases entered into during the year were also required to be recognized and measured. In applying ASC 842, the Company made an accounting policy election to not recognize the right of use assets and lease liabilities relating to short term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining lease liabilities.

The adoption of ASC 842 resulted in the recording of operating lease right of use assets of approximately $685,558 and operating lease liabilities of approximately $685,558 at January 1, 2019. During the year ended December 31, 2019 no additional leases were entered into. Total cash paid to the lease holder for the year ended December 31, 2019 was $162,550.

The Company implemented ASC 842 using the modified retrospective approach. The Company elected to use a rate of 3% as its incremental borrowing rate in determining the present value of the right of use asset and lease liability. In addition, at January 1, 2019, there was no impact to stockholders' equity upon adoption.

The lease agreement does not have a written renewal clause.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Operating Lease

Under U.S. GAAP, rent is recognized on a straight-line basis over the term of the lease and the Company recognizes a right of use asset and an operating lease liability in connection with the lease agreement. The lease asset and liability are discounted to the current period using the firm's incremental borrowing rate. The company recognizes straight-line rent expense and as a result, amortized the lease liability for the first 5 months in connection with a provision in the lease agreement that allowed a 5 month free rent period. The future cash payments are recorded as a decrease to the operating lease liability and the asset is amortized on a straight line basis to show an even rent expense for each subsequent period. Rent expense, net of the effects of the prior lease write off amounted to approximately $240,325 in 2019. The approximate minimum future rental payments required as of December 31, 2019, over the initial term of the sublease are as follows:

Year Ending December 31	Amount
2020	279,990
2021	279,990
Total	559,980
Less: effects of discounting	(20,474)
Lease liabilities recognized	$ 539,506
Weighted average remaining lease term	2 years

NOTE 5. INCOME TAXES

The following is a summary of the Company's provision for income taxes recorded for the year ended December 31, 2019:

Current tax provision:		
Federal	$	28,583
State		(107,875)
Total current	$	(79,292)
Deferred tax provision:		
Federal	$	282,376
State		27,190
Total deferred	$	309,566
Total income tax provision	$	230,274

At December 31, 2019, the Company has recorded a deferred tax asset of approximately $80,000, which relates primarily to accrued straight-line rent expense recorded for financial statement purposes which are not currently deductible for income tax purposes.

The Company has adopted FASB ASC 740. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant taxing authorities would more likely than not uphold the position following an audit. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors.

The Company files income tax returns in the United States federal jurisdiction, New York State and New York City.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule 15c3-1 (the "Rule"), and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirements is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2019, the Company had net capital of $2,661,179, which exceeded its required net capital by $2,411,179.

NOTE 7. SIGNIFICANT CUSTOMER

The Company entered into agreements with VTB Capital PLC. ("VTB UK") to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States financial products and providing sales and distribution coverage and other services to its institutional investors.

Pursuant to its agreements with VTB UK, the Company provides assistance to VTB UK which includes providing certain research reports to, and effecting certain securities transactions with, institutional investors as well as referring VTB UK, on a best efforts basis, certain placement and investment banking activities. These services are more specifically set forth within the agreements and generally provide that the Company will be compensated for its services based on its agreement with VTB UK.

As part of the relationship with VTB UK, pursuant to SEC Rule 15a-6, the Company records trades that fail on the accompanying Statement of Financial Condition, should they occur.

At December 31, 2019, amounts failed to receive/failed to deliver consisted of the following:

Securities failed to receive (a)	$2,275,416
Securities failed to deliver	$2,275,416

(a) In the Company's role as an intermediary between foreign brokers and certain of their customers, the Company reflects and records unsettled transactions as fails to receive or fails to deliver, with a corresponding amount due to or due from customers.

NOTE 8. INDEMNIFICATION

The Company conducts business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to the agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully-disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions.

In connection with the agreement, the Company has funded a deposit of $100,000.

NOTE 9. 401(k) SAVINGS PLAN

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute approximately $88,000 to the plan for the year ended December 31, 2019, and has accrued this amount at December 31, 2019.

NOTE 10. CREDIT RISK

The Company maintains checking and savings accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation limit. At December 31, 2019 total amounts in excess of these limits are $10,046,260. The Company has not experienced any losses in the account.

Xtellus Capital Partners, Inc.

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2019

Xtellus Capital Partners, Inc.

DECEMBER 31, 2019

Table of Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Stockholder and the Board of Directors
Xtellus Capital Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Xtellus Capital Partners, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Xtellus Capital Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

CITRINCOOPERMAN®
Accountants and Advisors

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

New York, New York
February 27, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

XTELLUS CAPITAL PARTNERS, INC.
535 MADISON AVE., 5TH FLOOR
NEW YORK, NY 10022

CRD#: 156048/SEC#: 8-68766

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STEPHEN ZAK (646)527-6300

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 17,640
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 26, 2019 (Date Paid)	(8,579)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	9,061
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 9,061

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 9,061

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

XTELLUS CAPITAL PARTNERS, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Finop
(Title)

Dated the 28th day of January, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2019
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,176,097
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	361,174
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	49,042
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,808	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,808
Total deductions	416,024
2d. SIPC Net Operating Revenues	$ 11,760,073
2e. General Assessment @ .0015	$ 17,640
	(to page 1, line 2.A.)